Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company")
777 West Broadway, Suite 1200
Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

July 19, 2011

Item 3.  News Release

A news release dated July 20, 2011 was disseminated through CNW Group.

Item 4.  Summary of Material Change

Derek Feng has been appointed as a director of the Company and David Warnock has resigned as a director.

Item 5.1  Full Description of Material Change

Derek Feng has been appointed as a director of the Company.

Mr. Feng graduated from Tsinghua University in China with a Bachelor of Science degree in Electrical Engineering, followed by a Master of Business Administration degree from University of California, Los Angeles in 1992. Between 1992 and 1999, he held several finance and operational roles at Enron, worked in an investment banking firm, and was a manager in the strategic planning group at United Technologies Corporation.

In 1999, Mr. Feng joined the General Electric Company ("GE") in Connecticut as Manager of Americas Business Development at GE Capital, and was later promoted to the position of Managing Director, Global Business Development at GE Equipment Management, and then further promoted to General Manager, Global Business Development at GE Infrastructure. Two years later, Mr. Feng became the Global Head of Business Development at GE Industrial, a US$33 billion revenue division that has operating businesses ranging from high tech instruments to equipment leasing. He was also an officer of GE Capital Corporation, the largest non-bank financial services company in the world with over US$600 billion in assets. During his tenure at GE, he evaluated hundreds of acquisitions, dispositions, minority investments and joint venture opportunities globally and completed over US$10 billion worth of transactions. In addition, he oversaw a number of strategy projects ranging from growth to restructuring as well as joint ventures.

In 2006, Mr. Feng left GE and became the Executive Vice President of Strategy, Planning and Operations at Knowledge Universe, one of the largest education holding companies in the world with a network of more than 3,000 locations worldwide, employing over 40,000 education professionals, operating early childhood education centers, international schools, colleges, large on-line schools and school management systems. He left Knowledge Universe in 2011 to become an investor and an advisor to education companies that have significant growth opportunities benefiting from the increasing globalization of education between Asia and North America.

David Warnock has resigned as a director of the Company.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9.  Date of Report

July 20, 2011

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